UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

PHENOMEX INC.

(Name of Subject Company (issuer))

BIRD MERGERSUB CORPORATION

(Offeror)

a wholly owned subsidiary of

BRUKER CORPORATION

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $0.00005 par value per share

(Title of Class of Securities)

084310101

(CUSIP Number of Class of Securities)

J. Brent Alldredge

Senior Vice President, General Counsel and Corporate Secretary

Bruker Corporation

40 Manning Road

Billerica, MA 01821

Telephone: (978) 663-3660

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Laurie A. Cerveny

Robert W. Dickey

Bryan S. Keighery

Morgan, Lewis & Bockius LLP

One Federal Street

Boston, Massachusetts 02110

Telephone: (617) 341-7700

Fax: (617) 341-7701

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on August 31, 2023, as amended by Amendment No. 1 thereto, filed on September 20, 2023 (as further amended or supplemented from time to time, the “Schedule TO”) and relates to the offer by Bird Mergersub Corporation, a Delaware corporation and a wholly owned subsidiary of Bruker Corporation, a Delaware corporation (“Bruker”), to purchase all of the outstanding shares of common stock, par value $0.00005 per share (the “Shares”), of PhenomeX Inc., a Delaware corporation (“PhenomeX”), for $1.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 31, 2023 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented as follows:

“The Offer and related withdrawal rights expired as scheduled at one minute past 11:59 p.m., New York City time, on September 28, 2023, and was not extended (such date and time, the “Expiration Time”). The Depositary has advised Purchaser that, as of the Expiration Time, 81,254,441 Shares had been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 81.5% of the issued and outstanding Shares as of the Expiration Time. Accordingly, the Minimum Tender Condition has been satisfied. Bruker and Purchaser have accepted for payment, and will promptly pay for, all Shares that were validly tendered and not validly withdrawn pursuant to the Offer prior to the Expiration Time.

Bruker expects to consummate the Merger on October 2, 2023, in accordance with, and subject to the terms of, the Merger Agreement. At the effective time of the Merger, each Share issued and outstanding immediately prior to the effective time (other than (i) shares of PhenomeX Restricted Stock (as defined in the Offer to Purchase), (ii) Shares owned by PhenomeX as treasury stock, (iii) Shares owned by Bruker or Purchaser or by any direct or indirect wholly owned subsidiary of PhenomeX or any direct or indirect wholly owned subsidiary of Bruker (other than Purchaser) or of Purchaser, (iv) Shares irrevocably accepted for payment by Purchaser in the Offer or (v) Shares owned by any stockholders who have properly exercised their appraisal rights under Section 262 of the DGCL) will be converted automatically into, and will thereafter represent only the right to receive, an amount equal to the Offer Price, without interest, from Purchaser.

Following the consummation of the Merger, all Shares will be delisted from Nasdaq and deregistered under the Exchange Act.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 29, 2023	BIRD MERGERSUB CORPORATION

	By:	/s/ Mark R. Munch
	Name:	Mark R. Munch, Ph.D.
	Title:	President

BRUKER CORPORATION

By:	/s/ Mark R. Munch
Name:	Mark R. Munch, Ph.D.
Title:	President, BNANO